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                       Broadview Networks Holdings, Inc.

                               September 6, 2000

                            VIA FACSIMILE AND EDGAR

                      Securities and Exchange Commission

                         Division of Corporate Finance

                            450 Fifth Street, N.W.

                             Washington D.C. 20549

      Re: Broadview Networks Holdings, Inc. (Registration No. 333-96391)

                          Application for Withdrawal

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Broadview Networks Holdings, Inc., a Delaware corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-96391, together with exhibits thereto, filed with the Securities and Exchange Commission on February 8, 2000 (the "Registration Statement").

        Pursuant to the Registration Statement, the Registrant proposed to register for sale approximately $161,000,000 of its common stock, $0.01 par value per share, for issuance to the public. The Registrant believes that current market conditions make proceeding with this offering inadvisable. No securities have been sold under the Registration Statement. Accordingly, we hereby request that an order granting withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

        Please do not hesitate to contact the undersigned at (718) 707-8800, or Thomas M. Vitale, Esq. of Mayer, Brown & Platt at 212-506-2500, should you have any questions regarding this matter.

                                Very truly yours,



                                /s/ Vern M. Kennedy
                                --------------------------
                                Chief Executive Officer